

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2013

<u>Via E-mail</u>
Masatoshi Takahama
Chief Executive Officer
Kinbasha Gaming International, Inc.
200 N. Westlake Boulevard, Suite 204
Westlake Village, CA 91362

      Re: Kinbasha Gaming International, Inc.
              Form 10-12G
              Filed August 13, 2012
              File No. 000-54784

Dear Mr. Takahama:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Loan Lauren P. Nguyen

                      Loan Lauren P. Nguyen
                      Special Counsel

cc: Alan B. Spatz, Esq.
       TroyGould PC